FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of August 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on August 3, 2009, by Panasonic Corporation (the registrant), announcing its consolidated financial results for first quarter ended June 30, 2009 (fiscal 2010).

2.	Supplemental consolidated financial data for fiscal 2010 first quarter ended June 30, 2009.

3.	News release issued on August 3, 2009, by the registrant, announcing reorganization and integration of System Business and Fixed-line Communications Business through Business Division.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: August 20, 2009

August 3, 2009

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

ANNOUNCEMENT OF FINANCIAL RESULTS

PANASONIC REPORTS FIRST-QUARTER NET LOSS

- Improves in profits from last quarter and

revises forecast for six months ending September 30, 2009 upward -

Osaka, Japan, August 3, 2009 — Panasonic Corporation (Panasonic [NYSE symbol: PC]) today reported its consolidated financial results for the first quarter, ended June 30, 2009, of the current fiscal year ending March 31, 2010 (fiscal 2010).

First-quarter Results

Consolidated group sales for the first quarter decreased 26% to 1,595.5 billion yen, from 2,152.0 billion yen in the same three-month period a year ago. Of the consolidated group total, domestic sales amounted to 858.8 billion yen, down 18% from 1,045.2 billion yen a year ago. Overseas sales decreased 33% to 736.7 billion yen, from 1,106.8 billion yen in the first quarter of the previous year.

In the electronics industry during the first quarter under review, despite visible sign of market stabilization, severe business conditions continued as the global recession and shrinking demand coincide with changes in the market structure including a demand shift to emerging markets and lower-priced products. Responding to these business conditions, Panasonic simultaneously rebuilds its management structure while preparing and taking action for future growth in fiscal 2010 as the final year of the GP3 plan.

Specifically, Panasonic implements drastic business structural reforms to rebuild its management structure. In addition, the company pursue penetration and internalization of “Itakona,” acceleration of procurement cost reduction, reinforcement of comprehensive cost reduction efforts, and capital investment and inventory reductions. On the other hand, regarding preparations and actions for future growth, the company strengthens product competitiveness by creating products that are unique to Panasonic on the basis of “super link,” “super energy saving” and “thorough universal design.” Besides, the company continues to focus on the four major themes of the GP3 plan: double-digit growth in overseas sales, four strategic businesses, manufacturing innovation and the ‘eco ideas’ strategy.

Regarding earnings, operating loss1 for the first quarter was 20.2 billion yen, down from operating profit of 109.6 billion yen in the same period a year ago. This result was due mainly to the effect of a sharp sales decrease and price decline, although the company implemented thorough streamlining of material cost and fixed cost reduction. In other income (deductions), the company incurred 21.6 billion yen as expenses associated with the implementation of early retirement programs. As a result of these and other factors, the company incurred a pre-tax loss of 51.8 billion yen. Accordingly, net income attributable to Panasonic Corporation turned to a loss of 53.0 billion yen.

[1]	For information about operating profit (loss), see Note 2 of the Notes to consolidated financial statements on page 13.

Consolidated Sales Breakdown by Product Category

The company’s first quarter consolidated sales by product category, as compared with prior year amounts, are summarized as follows:

Digital AVC Networks

Digital AVC Networks sales decreased 25% to 730.9 billion yen, from 975.5 billion yen in the same period of the previous year. Sales of video and audio equipment decreased 23% from the previous year, due mainly to sluggish sales in flat-panel TVs and digital cameras. In information and communications equipment, weak sales of notebook PCs and automotive electronics led to a 27% decrease overall from a year ago.

Home Appliances

Sales of Home Appliances decreased 19% to 279.0 billion yen, compared with 342.7 billion yen in the previous year, due mainly to a sales decline of air conditioners and compressors, despite favorable sales in refrigerators.

PEW and PanaHome

Sales of PEW and PanaHome decreased 20% to 313.2 billion yen, from 389.2 billion yen a year ago. Regarding Panasonic Electric Works Co., Ltd. (PEW) and its subsidiaries, sales decreased mainly in electrical construction materials and building products. For PanaHome Corporation and its subsidiaries, a deterioration of housing market conditions led to a decrease in sales.

Components and Devices

Sales of Components and Devices were also down 32% to 182.3 billion yen, compared with 269.3 billion yen in the previous year, due mainly to a sales downturn of semiconductors and general electronic components.

Other

Sales of Other totaled 90.1 billion yen, down 49% from 175.3 billion yen in the same period a year ago, due mainly to significantly weak sales in factory automation equipment.

Consolidated Financial Condition

Net cash provided by operating activities for the first quarter amounted to 70.0 billion yen. This was attributable primarily to depreciation and an increase in trade payables, despite a net loss and an increase in trade receivables. Net cash used in investing activities amounted to 83.3 billion yen. This was due primarily to capital expenditures for tangible fixed assets mainly consisting of manufacturing facilities such as flat-panel TVs and batteries, which are the company’s priority business areas. Net cash provided by financing activities was 81.4 billion yen, due mainly to an increase in short-term debt by issuing short-term bonds. All these activities associated with the effect of exchange rate fluctuations, resulted in cash and cash equivalents of 1,041.1 billion yen as of June 30, 2009, up 67.3 billion yen, compared with the end of the last fiscal year (March 31, 2009).

The company’s consolidated total assets as of June 30, 2009 increased 206.9 billion yen to 6,610.2 billion yen, compared with 6,403.3 billion yen at the end of the last fiscal year. This was due mainly to increases in cash and cash equivalents by issuing short-term bonds, an increase in inventories by seasonable influence, and increase of investments and advances affected by increase of market value in investments. Stockholders’ equity decreased 37.7 billion yen, compared with the end of the last fiscal year, to 2,746.3 billion yen as of June 30, 2009. This result was due primarily to a decrease in retained earnings.

Outlook for Fiscal 2010

The global economy seems to stabilize, recovering from the worst of recession due primarily to economic stimulus measures in each country. Panasonic, however, expects that the outlook for global economy will continuously be uncertain for this second quarter onward. Although the ever-intensified price competition will continue, the company expects an overall sales increase due mainly to the market recovery of general electronic components and effects of economic stimulus measures. The company also anticipates a profit increase by implementing thorough reduction of fixed and material costs, and favorable foreign exchange rate. Regarding consolidated results forecast for six months ending September 30, 2009, the company revised its previous sales forecast of 3,260 billion yen upward to 3,300 billion yen. Operating loss is expected to be 20 billion yen, an improvement of 85 billion yen compared to the previous forecast of 105 billion yen. Loss before income taxes is forecast to be 90 billion yen, improved from the previously announced 195 billion yen. Net loss attributable to Panasonic Corporation is now expected to be improved from the previous forecast of 195 billion yen to 100 billion yen. Net loss attributable to Panasonic Corporation common shareholders, per common share is anticipated to be 48.29 yen, improved from the previous forecast of 94.17 yen. The business performance outlook for fiscal 2010 remains unchanged since previously announced on May 15, 2009.

Panasonic Corporation is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Panasonic’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following web sites:

Panasonic home page URL: http://panasonic.net/

Panasonic IR web site URL: http://panasonic.net/ir/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Panasonic Corporation

Consolidated Statement of Operations *

(Three months ended June 30)

	Yen (millions)		Percentage 2009/2008
	2009	2008
Net sales	¥1,595,458	¥2,151,997	74%
Cost of sales	(1,170,871)	(1,525,850)
Selling, general and administrative expenses	(444,770)	(516,574)
Interest income	2,913	7,198
Dividend income	3,417	5,343
Interest expense	(6,045)	(5,756)
Expenses associated with the implementation of early retirement programs **	(21,586)	(225)
Other income (deductions), net	(10,281)	3,122

Income (loss) before income taxes	(51,765)	119,255	—

Provision for income taxes	(7,752)	(42,412)
Equity in earnings (losses) of associated companies	(1,839)	337

Net income (loss)	(61,356)	77,180	—
Less: Net income (loss) attributable to noncontrolling interests	(8,379)	4,149

Net income (loss) attributable to Panasonic Corporation	¥(52,977)	¥73,031	—

Net income (loss) attributable to Panasonic Corporation common shareholders, basic
per common share	(25.58) yen	34.83 yen
per ADS	(25.58) yen	34.83 yen
Net income (loss) attributable to Panasonic Corporation common shareholders, diluted	—	34.83 yen
per common share ***
per ADS ***	—	34.83 yen

(Parentheses indicate expenses, deductions or losses.)

*	** *** See Notes to consolidated financial statements on pages 13-14.

Supplementary Information

(Three months ended June 30)

	Yen (millions)
	2009	2008
Depreciation (tangible assets)	¥57,203	¥81,111
Capital investment ****	¥114,315	¥102,682
R&D expenditures	¥113,581	¥131,074

Number of employees (June 30)	288,933	310,581

****	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Balance Sheet **

June 30, 2009

With comparative figures for March 31, 2009

	Yen (millions)
	June 30, 2009	March 31, 2009
Assets
Current assets:
Cash and cash equivalents	¥1,041,126	¥973,867
Time deposits	186,101	189,288
Short-term investments	1,016	1,998
Trade receivables:
Notes	49,654	42,766
Accounts	806,283	743,498
Allowance for doubtful receivables	(21,233)	(21,131)
Inventories	796,911	771,137
Other current assets	473,944	493,271

Total current assets	3,333,802	3,194,694

Investments and advances	575,443	551,751
Property, plant and equipment, net of accumulated depreciation	1,627,906	1,574,830
Other assets	1,073,091	1,082,041

Total assets	¥6,610,242	¥6,403,316

Liabilities and Equity
Current liabilities:
Short-term debt	¥205,805	¥94,355
Trade payables:
Notes	39,303	38,202
Accounts	719,685	641,166
Other current liabilities	1,284,833	1,226,705

Total current liabilities	2,249,626	2,000,428

Noncurrent liabilities:
Long-term debt	647,722	651,310
Other long-term liabilities	554,347	538,997

Total noncurrent liabilities	1,202,069	1,190,307

Total liabilities	3,451,695	3,190,735

Panasonic Corporation stockholders’ equity:
Common stock	258,740	258,740
Capital surplus	1,217,368	1,217,764
Legal reserve	93,983	92,726
Retained earnings	2,409,652	2,479,416
Accumulated other comprehensive income (loss) *	(563,191)	(594,377)
Treasury stock	(670,299)	(670,289)

Total Panasonic Corporation stockholders’ equity	2,746,253	2,783,980

Noncontrolling interests	412,294	428,601

Total equity	3,158,547	3,212,581

Total liabilities and equity	¥6,610,242	¥6,403,316

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)
	June 30, 2009	March 31, 2009
Cumulative translation adjustments	¥(344,284)	¥(341,592)
Unrealized holding gains (losses) of available-for-sale securities	23,075	(10,563)
Unrealized gains (losses) of derivative instruments	(1,437)	(4,889)
Pension liability adjustments	(240,545)	(237,333)

**	See Notes to consolidated financial statements on pages 13-14.

Panasonic Corporation

Consolidated Sales Breakdown *

(Three months ended June 30)

	Yen (billions)		Percentage 2009/2008
	2009	2008
Digital AVC Networks
Video and audio equipment	¥359.0	¥466.4	77%
Information and communications equipment	371.9	509.1	73%

Subtotal	730.9	975.5	75%

Home Appliances	279.0	342.7	81%

PEW and PanaHome	313.2	389.2	80%

Components and Devices	182.3	269.3	68%

Other	90.1	175.3	51%

Total	¥1,595.5	¥2,152.0	74%

Domestic sales	858.8	1,045.2	82%
Overseas sales	736.7	1,106.8	67%

[Overseas Sales by Region]
	Yen (billions)		Percentage 2009/2008
	2009	2008
North and South America	¥203.6	¥286.5	71%
Europe	167.1	293.6	57%
Asia, China and others	366.0	526.7	69%

Total	¥736.7	¥1,106.8	67%

[Domestic/Overseas Sales Breakdown]

	Domestic sales		Overseas sales
	Yen (billions) 2009	Percentage 2009/2008	Yen (billions) 2009	Percentage 2009/2008
Digital AVC Networks
Video and audio equipment	¥123.0	93%	¥236.0	71%
Information and communications equipment	207.6	83%	164.3	63%

Subtotal	330.6	87%	400.3	67%

Home Appliances	159.9	92%	119.1	70%

PEW and PanaHome	255.3	84%	57.9	68%

Components and Devices	58.9	64%	123.4	70%

Other	54.1	57%	36.0	45%

Total	¥858.8	82%	¥736.7	67%

*	See Notes to consolidated financial statements on pages 13-14.

Panasonic Corporation

Consolidated Information by Business Segment *

(Three months ended June 30)

By Business Segment:

	Yen (billions)		Percentage 2009/2008
	2009	2008
[Sales]
Digital AVC Networks	¥773.3	¥1,046.4	74%
Home Appliances	293.9	352.1	83%
PEW and PanaHome	357.7	432.8	83%
Components and Devices	229.6	334.5	69%
Other	204.7	289.4	71%

Subtotal	1,859.2	2,455.2	76%
Eliminations	(263.7)	(303.2)	—

Consolidated total	¥1,595.5	¥2,152.0	74%

[Segment Profit]**
Digital AVC Networks	¥(13.6)	¥55.0	—
Home Appliances	20.3	31.5	64%
PEW and PanaHome	(7.8)	10.5	—
Components and Devices	(11.5)	19.5	—
Other	(0.9)	13.9	—

Subtotal	(13.5)	130.4	—
Corporate and eliminations	(6.7)	(20.8)	—

Consolidated total	¥(20.2)	¥109.6	—

*  ** See Notes to consolidated financial statements on pages 13-14.

Panasonic Corporation

Consolidated Information by Business Field *

(Three months ended June 30)

By Business Field**:

	Yen (billions)		Percentage 2009/2008
	2009	2008
[Sales]
Digital AVC Networks Solution	¥773.3	¥1,046.4	74%
Solutions for the Environment and Comfortable Living	651.6	784.8	83%
Devices and Industry Solution	434.3	624.0	70%

Subtotal	1,859.2	2,455.2	76%
Eliminations	(263.7)	(303.2)	—

Consolidated total	¥1,595.5	¥2,152.0	74%

[Business Field Profit]***
Digital AVC Networks Solution	¥(13.6)	¥55.0	—
Solutions for the Environment and Comfortable Living	12.5	42.0	30%
Devices and Industry Solution	(12.4)	33.4	—

Subtotal	(13.5)	130.4	—
Corporate and eliminations	(6.7)	(20.8)	—

Consolidated total	¥(20.2)	¥109.6	—

*	*** See Notes to consolidated financial statements on pages 13-14.

**        For definition of business fields of the Group, see Note 8 of Notes to consolidated financial statements on page 13.

Panasonic Corporation

Consolidated Statement of Cash Flows *

(Three months ended June 30)

	Yen (millions)
	2009	2008
Cash flows from operating activities:
Net income (loss)	¥(61,356)	¥77,180
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	65,895	90,706
Net (gain) loss on sale of investments	(241)	(5,802)
(Increase) decrease in trade receivables	(71,640)	8,605
(Increase) decrease in inventories	(21,235)	(102,132)
Increase (decrease) in trade payables	74,520	47,915
Increase (decrease) in retirement and severance benefits	(8,699)	(24,894)
Other	92,772	31,179

Net cash provided by operating activities	70,016	122,757

Cash flows from investing activities:
Proceeds from disposition of investments and advances	31,809	40,384
Increase in investments and advances	(1,827)	(3,888)
Capital expenditures	(102,526)	(163,490)
Proceeds from sale of fixed assets	3,519	8,793
(Increase) decrease in time deposits	2,655	(56,314)
Other	(16,917)	(10,376)

Net cash used in investing activities	(83,287)	(184,891)

Cash flows from financing activities:
Increase (decrease) in short-term debt	110,645	24,162
Increase (decrease) in long-term debt	(6,592)	28,561
Dividends paid to Panasonic Corporation common shareholders	(15,530)	(36,769)
Dividends paid to noncontrolling interests	(7,062)	(10,944)
(Increase) decrease in treasury stock	(14)	(40,735)
Other	(23)	(44)

Net cash provided by (used in) financing activities	81,424	(35,769)

Effect of exchange rate changes on cash and cash equivalents	(894)	39,723

Net increase (decrease) in cash and cash equivalents	67,259	(58,180)
Cash and cash equivalents at beginning of period	973,867	1,214,816

Cash and cash equivalents at end of period	¥1,041,126	¥1,156,636

*	See Notes to consolidated financial statements on pages 13-14.

Notes to consolidated financial statements:

1. The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 3 for U.S. GAAP reconciliation.

3. Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit (loss) in the statement of operations.

4. In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141R) and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51.” SFAS No. 141R and No. 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Accordingly, “Noncontrolling interests,” which was previously referred to as “Minority interests” and was classified between liabilities and stockholder’s equity on the consolidated balance sheet as a separate component, are now included in equity. The presentations of the other financial statements were also changed. These presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements have been reclassified to conform to SFAS No. 160.

5. Comprehensive income (loss) attributable to Panasonic Corporation was reported as a loss of 21,791 million yen for the first quarter of fiscal 2010, and a gain of 180,193 million yen for the first quarter of fiscal 2009. Comprehensive income (loss) attributable to Panasonic Corporation includes “net income (loss) attributable to Panasonic Corporation” and increases (decreases) in accumulated other comprehensive income (loss) attributable to Panasonic Corporation.

6. Diluted net income (loss) per share, attributable to Panasonic Corporation common shareholders, for the three months ended June 30, 2009 has been omitted because the company did not have potential common shares that were outstanding for the period.

7. Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

8. The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

Digital AVC Networks

AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Automotive Systems Company,

System Solutions Company, Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Home Appliances Company, Lighting Company,

Panasonic Ecology Systems Co., Ltd.

PEW and PanaHome

Panasonic Electric Works Co., Ltd., PanaHome Corporation

Components and Devices

Semiconductor Company, Panasonic Electronic Devices Co., Ltd.,

Energy Company, Motor Company

Other

Panasonic Factory Solutions Co., Ltd., Panasonic Welding Systems Co., Ltd.

9. In a phase of growth for global excellence, Panasonic discloses three business fields of the group which consist of five segments as shown below in order to further clarify its business fields for investors. Sales and profits by business fields are calculated as the simple total of business segments making up each business field.

Digital AVC Networks Solution

Digital AVC Networks

Solutions for the Environment and Comfortable Living

Home Appliances, PEW and PanaHome

Devices and Industry Solution

Components and Devices, Other

10. Number of consolidated companies: 535 (including parent company)

11. Number of associated companies under the equity method: 178

# # #

August 3, 2009

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2010

First Quarter, ended June 30, 2009

1. Sales Breakdown

yen (billions)

	Total	10/09	Local currency basis 10/09	Domestic	10/09	Overseas	10/09	Local currency basis 10/09
Video and Audio Equipment	359.0	77%	85%	123.0	93%	236.0	71%	82%
Information and Communications Equipment	371.9	73%	77%	207.6	83%	164.3	63%	71%

Digital AVC Networks	730.9	75%	81%	330.6	87%	400.3	67%	77%
Home Appliances	279.0	81%	86%	159.9	92%	119.1	70%	78%
PEW and PanaHome	313.2	80%	83%	255.3	84%	57.9	68%	78%
Components and Devices	182.3	68%	73%	58.9	64%	123.4	70%	77%
Other	90.1	51%	53%	54.1	57%	36.0	45%	48%

Total	1,595.5	74%	79%	858.8	82%	736.7	67%	75%

2. Overseas Sales by Region

yen (billions)

	Overseas	10/09	Local currency basis 10/09
North and South America	203.6	71%	77%
Europe	167.1	57%	71%
Asia	192.2	72%	84%
China	173.8	67%	70%

Total	736.7	67%	75%

3. Sales by Products

yen (billions)

Product Category	Products	Sales	10/09
Digital AVC Networks	TVs	215.7	80%
	Plasma TVs	123.4	83%
	LCD TVs	75.0	78%
	Digital Cameras	47.9	74%
	BD / DVD recorders	30.7	97%
	BD recorders / players	22.8	178%
	VCRs / camcorders	16.5	67%
	Audio equipment	16.3	63%
	Information equipment	222.0	68%
	Communications equipment	149.9	81%
	Mobile communications equipment	91.7	88%
Home Appliances	Air conditioners	76.9	76%
	Refrigerators	32.7	105%
Components and Devices	General components	70.6	67%
	Semiconductors *	76.2	62%
	Batteries	54.2	75%
Other	FA equipment	14.3	25%

*	Information for semiconductors is on a production basis. The annual forecast for fiscal 2010 is 341.5 billion yen, down 13% from fiscal 2009.

4. Financial data for the primary domain companies

(Business domain company basis)

<Sales, Operating Profit (production division basis), and Capital Investment * >

yen (billions)

	Sales		Operating Profit			Capital Investment
		10/09		% of Sales	10/09		10-09
AVC Networks Company	366.8	69%	-34.6	-9.4%	—	68.0	+30.6
Panasonic Mobile Communications Co., Ltd.	102.0	86%	7.8	7.6%	52%	0.4	-0.1
Panasonic Electronic Devices Co., Ltd.	84.3	67%	-3.8	-4.5%	—	4.7	-4.6
Factory Automation Business	15.9	26%	-7.6	-47.4%	—	0.1	-0.3

*	These figures are calculated on an accrual basis.

5. Capital Investment by Business Segment *

yen (billions)

	Capital Investment
		10-09
Digital AVC Networks	70.0	+20.7
Home Appliances	12.5	-1.3
PEW and PanaHome	6.5	-3.1
Components and Devices **	23.5	-0.7
Other	1.8	-4.0

Total	114.3	+11.6

<** semiconductors only>	< 5.5 >	< -1.7 >

*	These figures are calculated on an accrual basis.

6. Foreign Currency Exchange Rates

<Fiscal 2010 First Quarter>

	Export Rates	Rates Used for Consolidation	Foreign Currency Transaction * (billions)
U.S. Dollars	¥93	¥97	US$	0.4
Euro	¥122	¥133		€0.3

<Fiscal 2009 First Quarter>

	Export Rates	Rates Used for Consolidation	Foreign Currency Transaction * (billions)
U.S. Dollars	¥105	¥105	US$	0.5
Euro	¥158	¥163		€0.4

*	These figures are based on the net foreign exchange exposure of the company.

7. Number of Employees

			(persons	)

	End of June 2008	End of March 2009	End of June 2009
Domestic	134,950	132,144	130,066
Overseas	175,631	160,106	158,867

Total	310,581	292,250	288,933

<Attachment 1> Reference

Segment information for fiscal 2010

Sales	Yen (billions)

1st Quarter (Apr. to Jun.)
Digital AVC Networks	773.3
Home Appliances	293.9
PEW and PanaHome	357.7
Components and Devices	229.6
Other	204.7

Subtotal	1,859.2
Eliminations	-263.7

Total	1,595.5

Segment profit

1st Quarter (Apr. to Jun.)
Digital AVC Networks	-13.6
Home Appliances	20.3
PEW and PanaHome	-7.8
Components and Devices	-11.5
Other	-0.9

Subtotal	-13.5
Corporate and eliminations	-6.7

Total	-20.2

<Attachment 2> Reference

Segment information for fiscal 2009

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sept.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	1,046.4	1,056.5	937.3	708.8	3,749.0
Home Appliances	352.1	333.4	292.1	245.3	1,222.9
PEW and PanaHome	432.8	495.9	432.7	404.9	1,766.3
Components and Devices	334.5	335.7	278.3	178.8	1,127.3
Other	289.4	309.2	222.4	250.7	1,071.7

Subtotal	2,455.2	2,530.7	2,162.8	1,788.5	8,937.2
Eliminations	-303.2	-339.0	-282.8	-246.7	-1,171.7

Total	2,152.0	2,191.7	1,880.0	1,541.8	7,765.5

Segment profit
	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sept.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	55.0	47.8	-4.9	-94.7	3.2
Home Appliances	31.5	15.4	18.2	-16.1	49.0
PEW and PanaHome	10.5	25.3	10.3	-6.0	40.1
Components and Devices	19.5	29.5	5.0	-46.9	7.1
Other	13.9	14.9	0.1	-5.0	23.9

Subtotal	130.4	132.9	28.7	-168.7	123.3
Corporate and eliminations	-20.8	-14.3	-2.4	-12.9	-50.4

Total	109.6	118.6	26.3	-181.6	72.9

<Attachment 3> Reference

Segment information for fiscal 2008

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sept.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	996.1	1,063.5	1,207.7	1,052.3	4,319.6
Home Appliances	349.4	317.6	339.2	310.2	1,316.4
PEW and PanaHome	431.9	505.3	472.5	500.6	1,910.3
Components and Devices	348.2	364.1	357.3	329.1	1,398.7
Other	260.4	281.9	249.8	292.1	1,084.2
JVC	138.0	45.1	—	—	183.1

Subtotal	2,524.0	2,577.5	2,626.5	2,484.3	10,212.3
Eliminations	-284.5	-291.7	-281.9	-285.3	-1,143.4

Total	2,239.5	2,285.8	2,344.6	2,199.0	9,068.9

Segment profit
	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sept.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	38.9	71.2	84.3	57.9	252.3
Home Appliances	18.0	19.3	25.9	23.2	86.4
PEW and PanaHome	9.9	31.2	27.3	28.0	96.4
Components and Devices	18.4	31.1	27.8	27.7	105.0
Other	13.8	21.1	12.1	17.2	64.2
JVC	-6.7	-3.0	—	—	-9.7

Subtotal	92.3	170.9	177.4	154.0	594.6
Corporate and eliminations	-18.4	-24.8	-12.0	-19.9	-75.1

Total	73.9	146.1	165.4	134.1	519.5

Notes:

1.	JVC and its consolidated subsidiaries became associated companies under the equity method from August 2007.

2.	The company has changed the transaction between Global Procurement Service Company and other segments since April 1, 2008. Accordingly, segment information for Other and Corporate and eliminations of fiscal 2008 has been reclassified to conform to the presentation for fiscal 2009.

3.	The name of “AVC Networks” was changed to “Digital AVC Networks” in April 2008.

4.	The name of “MEW and PanaHome” was changed to “PEW and PanaHome” as of October 1, 2008.

August 3, 2009

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

Panasonic Announces Reorganization and Integration of System Business and

Fixed-line Communications Business through Business Division

Osaka, Japan, August 3, 2009 — Panasonic Corporation (Panasonic [NYSE: PC]) today announced that its Board of Directors has decided that Panasonic will transfer the rights and obligations with respect to the business of System Solutions Company (System Company), its internal division company, to Panasonic Communications Co., Ltd. (PCC), its wholly-owned subsidiary, through business division.

Panasonic aims to strengthen the system networking business by integrating the system business and the fixed-line communications business toward global growth of B to B system business, in which the visual and communications businesses have been integrating under the further progress of IP networks. Details of the business division are outlined below.

1. Purpose of Business Reorganization and Integration

System Company has an edge in the visual business while PCC has an advantage in the communication business. In response to a shift from analog to digital, Panasonic will reorganize and integrate System Company and PCC to promote effective operation of management resources and management structure improvement. Panasonic will accelerate a new phase of the solution business which unifies sound, image, visual and data in IP networks, and enhance profitability and expand global business mainly in emerging countries.

2. Details of Business Division

Panasonic will transfer the rights and obligations with respect to the business of System Company to PCC through business division as of January 1, 2010 (planned). Accordingly, PCC plans to change its trade name to Panasonic System Networks Co., Ltd. as of January 1, 2010.

[ Basic information of Panasonic System Networks Co., Ltd. (planned) ]

Trade name:	Panasonic System Networks Co., Ltd.
Principal office:	Meguro-ku, Tokyo, Japan
Effective date of reorganization:	January 1, 2010
Principal line of business:	Development, manufacture and sale of PBX, IP related equipment, business telephone systems, monitoring and security cameras, AV equipment for business use, accounting and authentication system terminals, document related equipment, devices, etc.

(1)	Schedule

Resolution of Board of Directors on business division agreement	Late September, 2009 (planned)

Signing of business division agreement	Late September, 2009 (planned)

Effective date of business division and transfer	January 1, 2010 (planned)

Note:   The business division will be conducted through the simplified procedures provided under the Company Law of Japan, by which resolutions of the shareholders’ meetings of Panasonic and PCC will not be required.

(2)	Method of business division

Panasonic will divide a certain part of its business and PCC will succeed to the divided business.

(3)	Reduction of capital stock as a result of this business division

There shall be no reduction of capital stock as a result of this business division.

(4)	Treatment of stock acquisition rights and convertible bonds

There are no stock acquisition rights or convertible bonds issued by Panasonic.

(5)	Rights and obligations to be succeeded to

The rights and obligations with respect to the business of System Company such as its assets and liabilities will be transferred to PCC. The following parts will not be succeeded to by PCC and will remain with Panasonic.

a)	The rights and obligations for management tasks of branch offices of Panasonic

b)	The rights and obligations for management tasks of construction business safety control department of Panasonic

(6)	Prospects for paying debt obligations

Panasonic believes that each of Panasonic and PCC will be able to fulfill its obligations which need to be performed after the effective date of the business division and transfer.

3. Basic Information of Panasonic and PCC

(As of March 31, 2009)

Trade Name	Panasonic (company to divide a unit)	PCC (succeeding company) *Trade name will be changed to Panasonic System Networks Co., Ltd.
Principal Lines of Business	Manufacture and sale of electronic and electric equipment	Development, manufacture and sale of fixed-line communications equipment including document related equipment, and service engineering

Date of Incorporation	December 15, 1935	December 24, 1955

Principal Office	Kadoma-shi, Osaka, Japan	Fukuoka-shi, Fukuoka, Japan

Representative	Fumio Ohtsubo, President	Nobuharu Akamine, President

Capital Stock (million yen)	258,740	29,845

Shares Issued	2,453,053,497	175,140,851

Shareholders’ Equity (million yen)	2,783,980 (consolidated basis)	82,982 (non-consolidated basis)

Total Assets (million yen)	6,403,316 (consolidated basis)	173,442 (non-consolidated basis)

Financial Closing Date	March 31	March 31

Major Shareholders and Shareholdings	The Master Trust Bank of Japan, Ltd. (trust account)	5.38%	Panasonic Corporation	100%
	Moxley & Co.	5.00%
	Japan Trustee Services Bank, Ltd. (trust account)	4.84%
	Japan Trustee Services Bank, Ltd. (trust account 4G)	4.62%
	Nippon Life Insurance Company	2.73%

Notes:	1.	Amounts less than one million yen have been rounded to the nearest whole million yen amount.

	2.	Panasonic’s shareholders’ equity on a consolidated basis is presented in accordance with U.S. generally accepted accounting principles.

	3.	Panasonic holds 382,411 thousand shares, 15.58%, of its own common stock.

4. Description of the Business to be Divided

(1)	Outline of the business to be divided

Development, manufacture and sale of system products

(2)	Operating results of the business to be divided for the year ended March 31, 2009

(million yen)

	System Company (non-consolidated basis) (a)	Panasonic (parent alone) (b)	Percentage (a / b)
Net Sales	112,623	4,249,233	3%

Notes:	1.	The above percentage is rounded to the nearest whole number.

	2.	Amounts less than one million yen have been rounded to the nearest whole million yen amount.

(3)	Assets and liabilities of the business to be divided (as of March 31, 2009)

(billion yen)

Assets		Liabilities
Item	Book value	Item	Book value
Current assets	42.2	Current liabilities	24.4
Fixed assets	7.7	Noncurrent liabilities	5.9
Total	49.9	Total	30.3
Note: Amounts less than one billion yen have been rounded to the nearest whole billion yen amount.

5. Effect of Business Division on the Company’s Financial Results

(1)	Trade name, principal lines of business, principal office, representative, capital stock and financial closing

There shall be no change by this business division.

(2)	Effect on financial outlook

There shall be no effect on the financial outlook for fiscal 2010, ending March 31, 2010.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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